Exhibit 1.01
KEYSIGHT TECHNOLOGIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2023

This Conflict Minerals Report (the “Report”) of Keysight Technologies, Inc. (“Keysight” or “we”) for the year ended December 31, 2023 is designed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Pursuant to the Rule, Keysight conducted due diligence regarding the source and chain of custody of the necessary tin, tungsten, tantalum and gold (collectively referred to herein as “conflict minerals” or “3TGs”) in our products. Based on our efforts assessing our supply chain, and the uncertainty in responses we received from our suppliers, we cannot exclude the possibility that some of the 3TGs present in our supply chain may have originated in the Democratic Republic of Congo (“DRC”) or adjoining countries (collectively the “Covered Countries”). For this reason, we are required under the Rule to submit this Report as an Exhibit to Keysight’s Form SD.

This report has been prepared by Keysight with the assistance of our third-party vendor, Source Intelligence (“SI”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

1.Company and Product Overview

Keysight is a technology company providing electronic design and test solutions that are used in the design, development, manufacture, installation, deployment, validation, optimization and secure operation of electronics systems to communications, networking and electronics industries. Related services include start-up assistance, instrument productivity, application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer’s product lifecycle, including start-up assistance, instrument productivity, application services and instrument calibration and repair.

2.Conflict Minerals Policy

Keysight is committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd- Frank Act”) and requiring that same commitment from our supply chain partners. To that end, Keysight’s Supplier Code of Conduct (which may be accessed at https://about.keysight.com/en/supplier/SupplierCodeofConduct.pdf) requires suppliers to take reasonable measures to ensure products, parts, components and materials supplied to Keysight are “DRC conflict free” as that term is used under Section 1502 of the Dodd-Frank Act. In addition, we maintain a Statement on Conflict Minerals on our website that describes our commitment to responsible sourcing (available at https://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Statement.pdf).

3.Description of Reasonable Country of Origin Inquiry

In undertaking the reasonable country of origin inquiry (“RCOI”), Keysight conducted a survey of suppliers that may provide to Keysight parts containing 3TGs. In previous years, Keysight has focused on higher spend suppliers (i.e., those Keysight identified as strategic, core and selected basic suppliers), and in 2021 and 2022, Keysight expanded its approach to cover suppliers in all spend categories (not just those higher spend suppliers), providing much more complete representation of the program. For 2023, Keysight stabilized the approach by surveying a similar number of suppliers as compared with the previous year.

Keysight conducted analysis on our supply chain to remove from the survey process the suppliers that met at least one of the following criteria:

•The company supplies Keysight with packaging only (excluding labels);
•The company supplies Keysight only with items that do not end up in Keysight’s products (including equipment used to make our products but not a part of the actual products themselves);
•The company is a test lab providing Keysight with product testing only;
•The company is a service provider only;
•The company does not meet Keysight’s criteria for supplying items containing 3TGs.

To complete the RCOI required by the SEC Final Rule, Source Intelligence engaged Keysight’s suppliers to collect information about the presence and sourcing of 3TGs used in the products and components supplied to Keysight. The program utilized version 6.31 of the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”). Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases, if a supplier was unable to complete the CMRT using the SI platform, Source Intelligence uploaded the CMRT on the supplier’s behalf.

Supplier responses were evaluated for plausibility, consistency, and gaps. If any of the following quality control flags were raised, suppliers were automatically contacted by the Source Intelligence platform on a bi-weekly basis up to 3 times.
•One or more smelter or refiners (“SOR”) were listed for an unused metal;
•SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor1;
•Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;
•Supplier indicated that they have not received data for each metal from all relevant suppliers;
•Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;
•Supplier indicated they have not provided all applicable SOR information received; and
•Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

As per the RCOI requirements, if Keysight had reason to believe that some of the 3TGs may have originated from the Covered Countries, we performed due diligence on the source and chain of custody of the conflict minerals in question.

4.Due Diligence Program Description
Design of Due Diligence
The due diligence Keysight takes pursuant to the Rule has been designed to conform, in all respects, with the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold, tin, tantalum and tungsten. Below we summarize our approach to due diligence.

Keysight’s conflict minerals due diligence process includes the five steps as defined by the OECD Guidance:
1) establishing strong company management systems, 2) identifying and assessing risks in our supply chain, 3) designing and implementing a strategy to respond to identified risks, 4) utilizing independent third-party audits, and 5) publicly reporting on our supply chain due diligence. A summary of the due diligence measures undertaken by Keysight is outlined below.

Establish Strong Company Management Systems
Internal Team

Keysight has established a management system for conflict minerals compliance. Our management system includes an internal team comprised of members of the Legal, the Product Regulatory Affairs and Global Procurement departments. Their efforts are supported by Keysight’s General Counsel, as well as other executive-level representatives. The team of regulatory and legal subject matter experts includes:

◦Arthur Leh, Procurement Compliance Program Manager
◦Elizabeth Marquez, Senior Director, Enterprise Compliance
◦Amanda Barnabas, Global Procurement and Materials Vice President
◦JoAnn Juskie, Vice President, Assistant General Counsel and Assistant Secretary
◦Lim Pow Wah, Global Procurement Quality and Compliance Manager
◦James C. Powell, Product Regulatory Compliance, Americas Program Manager
◦Robert Tait, Global Product Regulatory Compliance Manager

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by Arthur Leh, who acts as the Conflict Minerals Program Manager. Senior management and our Board of Directors are briefed about the results of our program efforts as necessary.
1Source Intelligence maintains a smelter/refiner database to document which companies are known metal processors (i.e., verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. Source Intelligence collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

Control Systems

We have put into place necessary controls to promote compliance with the Rule. One central control is our Standards of Business Conduct (“SBC”), Keysight’s employee code of conduct which outlines expected behaviors for all Keysight employees. The SBC is publicly available at https://www.keysight.com/us/en/assets/7121-1114/corporate-reports/Keysight-Standards-of-Business-Conduct.pdf and includes instructions to employees to ensure that all third parties acting on behalf of Keysight comply with current laws on conflict minerals. We also provide multiple mechanisms whereby employees and suppliers can report violations of Keysight’s policies, including an anonymous hotline (https://keysight.ethicspoint.com) managed by the Enterprise Compliance team within the Legal Department. Additionally, inquiries regarding conflict minerals may be submitted to Keysight’s Product Environmental and Regulatory Compliance team by emailing ccr.keysight@keysight.com.

Further, our Supplier Code of Conduct directs all Keysight suppliers to take reasonable measures to ensure that the tantalum, tin, tungsten, and gold in the products, parts, components and materials supplied to Keysight are “DRC conflict free.” Keysight communicates this requirement in writing to all suppliers and suppliers must complete an online verification survey to ensure compliance with Keysight’s supply chain requirements. As we enter into new supplier agreements or renew existing contracts, we include a clause requiring suppliers to provide information about the sources (including smelters) of conflict minerals in products they supply to Keysight.

Supplier Engagement

In an effort to comply with the OECD requirement to strengthen engagement with suppliers, Keysight has, through Source Intelligence, offered and provided our suppliers with education on conflict minerals and the related requirements of the Rule. Feedback from this engagement has allowed us to enhance the training by focusing and adapting it to each supplier’s needs. It has also allowed us to make clear our expectations to suppliers in our supply chain.

Keysight has also provided Source Intelligence with at least one method of contact for each supplier designated as in-scope (email address and telephone number). Email was the preferred method of communication. The RCOI began with an introduction email from Keysight to suppliers describing the Conflict Minerals Compliance Program requirements and identifying Source Intelligence as a partner in the process. Following that introduction email, SI sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform. Subsequent engagement followed these steps:
a.Following the initial introductions to the program and information request, up to 10 reminder emails were sent to each non-responsive supplier requesting survey completion.
b.Suppliers who remained non-responsive to these email reminders were contacted by telephone and reminded of the survey.
c.Keysight will engage directly with the non-responsive suppliers in an event that the above two steps fail to obtain a respond from the suppliers.

Grievance Mechanism

Various communication channels exist to serve as grievance mechanisms for early-warning risk awareness. We have multiple longstanding grievance mechanisms whereby employees (internal) and suppliers (external) can report violations of Keysight’s policies. This includes, but is not limited to, our whistleblower hotline, which is accessible online to internal and external parties alike. The web address for this hotline (https://keysight.ethicspoint.com) is included on every page of our publicly available SBC. Employees also may take advantage of Keysight’s open door policy to escalate concerns to management, Human Resources, Internal Audit or our Legal Department.

Maintain Records

Keysight policy is to retain relevant documentation relating to our conflict minerals compliance efforts. Documentation will be retained for a period of five years.

Identify and Assess Risks in the Supply Chain
In accordance with the OECD Guidance, we believe it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters or Refiners (“SOR”) that are not certified conflict-free pose a significant risk to our supply chain. We work with a software platform provided by Source Intelligence to evaluate and identify risk. The software provides us a classification of all smelters and refiners that have been declared by our suppliers through their CMRT. Each facility that meets the Responsible Minerals Initiative definition of a smelter or refiner of 3TGs is classified as either high, medium or low risk based on five criteria: (1) credible evidence of unethical or conflict sourcing; (2) geographic proximity to the DRC and Covered Countries; (3) known mineral source country of origin; (4) peer assessments conducted by credible third-party sources and (5) Responsible Minerals Assurance Program (“RMAP”) audit status.

For those members of Keysight’s supply chain with SORs that are known or thought to be sourcing from the DRC, additional investigation is needed to determine the source and chain-of-custody of the regulated metals. Source Intelligence relies on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the Conflict-Free Sourcing Initiative (“CFSI”) Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. Source Intelligence has become an official vendor member of the CFSI to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This membership provides Source Intelligence access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, CFSI Stakeholders Call, and CFSI Plenary.

If the SOR is not certified by these internationally-recognized schemes, Source Intelligence attempts to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts are made by SI to SORs to gather information on mine country of origin and sourcing practices.

Design and Implement a Strategy to Respond to Identified Risks
Once a conflict mineral-related risk is identified, Keysight has a risk management plan that goes into effect to explore and mitigate the risk. As an initial step, we ensure that all suppliers understand our expectations regarding Dodd-Frank Act compliance by providing them with documented instructions on CMRT completion. Escalations are sent to non-responsive suppliers to outline the importance of submitting a CMRT and reiterate the cooperation required from our suppliers to ensure compliance to the Rule. Updates on this process are provided regularly to Keysight management.

When high-risk facilities are reported on a CMRT by our suppliers surveyed, Keysight initiates an escalation procedure designed to mitigate the risks posed by these facilities. Keysight, through our third-party vendor, responds to these suppliers with a notice instructing the supplier to provide to Keysight (1) a specific part/product level CMRT to identify which specific Keysight parts might be affected by the high-risk smelters, and (2) a plan for the removal of these high-risk smelters.

As per the OECD Guidance, risk mitigation following this escalation procedure will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of eliminating these risks from the supply chain. Furthermore, suppliers are guided to our third-party vendor’s learning management system to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Carry Out Independent Third-Party Audit
We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. We rely upon industry associations that administer independent third-party smelter and refinery audit programs. During this reporting year, Keysight remained a member of the Responsible Minerals Initiative (“RMI”) and is working in support and promotion of its RMAP audit programs.

Publicly Report on Supply Chain Due Diligence

Keysight reports annually on supply chain due diligence by filing a Form SD and Conflict Minerals Report with the SEC. This report can be accessed via our company website at: https://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Report.pdf.

5. RCOI / Due Diligence Results

For the 2023 reporting year, we received 82% CMRT forms from all of the targeted suppliers we surveyed. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. Any invalid CMRTs that were flagged in the system have now been resolved and replaced by a valid submission.

As of May 13, 2024, we have validated 359 smelters or refiners in our supply chain based on information from RMI, and we are working to validate additional smelter/refiner entries from the suppliers that submitted CMRTs.

Based on the smelter lists provided by suppliers via the CMRTs and the information provided by Source Intelligence, we are aware of 226 smelters in our supply chain which are certified conflict-free by the RMI. We also have identified a number of other smelters certified as conflict-free for which the source of raw materials is not disclosed.

Note that many suppliers are still unable to provide detailed or specific information about the smelters or refiners used for materials supplied to us. In addition, many supplier responses were provided at the company or division level, rather than the product or part level. We therefore are unable to determine definitively whether the conflict minerals reportedly in use by these suppliers are contained in components or parts supplied to us. Several Keysight suppliers also are unable to conclude which of their smelters or refiners provided the conflict minerals used in their products supplied to Keysight.

6. Steps to Mitigate Risk

In the next reporting year, Keysight’s conflict minerals program will continue to focus on vetting smelter data including:

a.Increasing the emphasis on clean and validated smelter and refiner information from our supply chain as the list of conflict-free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program;
b.Encouraging our suppliers to enact due diligence procedures for their supply chains to improve the content of the responses from such suppliers;
c.Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to Keysight;
d.Comparing smelters reported by suppliers on the CMRT to RMI’s list of smelters;
e.Promoting the RMAP audit programs through our supply chain;
f.Engaging with suppliers and directing them to training resources to increase the response rate and improve the content quality of the supplier survey responses; and
g.Engaging any of our suppliers found to be supplying us with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.